File No. 70-10237

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION

(RULE 24)

IN THE MATTER

OF

BLACK HILLS CORPORATION

File No. 70-10237

(Public Utility Holding Company Act of 1935)

This Certificate of Notification is filed by Black Hills Corporation (“Black Hills” or “Company”), a South Dakota corporation, pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935, as amended. Such filing is made pursuant to Black Hills’ Form U-1/A Amendment No. 2 Amended and Restated Application-Declaration, (the “Application-Declaration”), and the order of the Securities and Exchange Commission (the “Commission”) dated December 28, 2004 (Holding Company Act Release No. 35-27931) (the “Order”) in the above referenced file. The Order directed that Black Hills file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from July 1, 2005 through September 30, 2005 (the “Third Quarter”).

(a)	The sales of any Common Stock or Preferred Securities and the purchase price per share and the market price per share at the date of the agreement of sale;

None

(b)

The total number of shares of Common Stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans (including any later adopted employee benefit plans or dividend reinvestment plans);

Shares of Common Stock issued or issuable under options granted during the quarter ended September 30, 2005, under employee benefit plans was as follows:

•	193,181 stock options were exercised at a weighted-average price of $26.45 per share.

•

The Company acquired 624 shares of treasury stock related to the forfeiture of unvested restricted stock and share withholding provisions of the Restricted Stock Plan for the payment of taxes associated with the vesting of shares of restricted stock for certain officers and key employees.

•	The Company granted 1,373 restricted common shares.

No new shares of Common Stock were issued during the quarter ended September 30, 2005 under Black Hills’ dividend reinvestment plan. All shares issued were open market purchases.

(c)

If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer;

None

(d)	If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee;

During the third quarter of 2005, the Company entered into a $1.2 million guarantee for payments related to an interest rate swap transaction between Black Hills Fountain Valley and Union Bank of California. The interest rate swap expires in the third quarter of 2006.

(e)	The amount and terms of any Black Hills indebtedness issued during the quarter;

Information regarding Black Hills’ long-term indebtedness issued during the quarter ended September 30, 2005 is available in Item 1 “Financial Statements,” Note 12, “Changes in Long-term Debt” in Black Hills’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, File No. 001-31303, which is incorporated herein by reference.

Black Hills borrows and repays short-term debt on an on-going basis. As of September 30, 2005, Black Hills had $42.0 million of borrowings outstanding on its revolving credit facilities.

(f)	The amount and terms of any Short-Term Debt issued by any Utility Subsidiary during the quarter;

None

(g)	The amount and terms of any financings consummated by any Nonutility Subsidiary not exempt under rule 52;

None

(h)	The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the counterparties;

None

(i)

The name, parent company and amount invested in any Intermediate Subsidiary or Financing Subsidiary during the quarter and the amount and terms of any securities issued by those Subsidiaries during the quarter;

None

(j)	A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of filing;

Black Hills Corporation	8/26/05

(k)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company that has engaged in jurisdictional financing transactions during the quarter;

The consolidated balance sheet of Black Hills as of September 30, 2005 is available in Black Hills’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, File No. 001-31303, which is incorporated herein by reference.

There were no companies that entered into jurisdictional financing transactions during the quarter.

(l)	A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Black Hills on a consolidated basis and of the Utility Subsidiaries;

Black Hills capital structure as of September 30, 2005 (in thousands):

Short-term debt	$53,690	3.7%
Long-term debt	672,770	46.7%
Common stock equity	714,907	49.6%
	$1,441,367	100.0%

Black Hills Power capital structure as of September 30, 2005 (in thousands):

Short-term debt	$13,854	3.9%
Long-term debt	155,230	44.5%
Common stock equity	179,993	51.6%
	$349,077	100.0%

Cheyenne Light, Fuel & Power Company capital structure as of September 30, 2005 (in thousands):

Long-term debt	$26,118	28.0%
Common stock equity	67,172	72.0%
	$93,290	100.0%

(m)

A retained earnings analysis of Black Hills on a consolidated basis and of the Company’s Utility Subsidiaries detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter (in thousands);

	Black Hills
	Corporation	Black Hills	Cheyenne Light,	Total
	Consolidated	Power	Fuel & Power	Utility

Retained earnings at
June 30, 2005	$331,697	$117,038	$1,155	$118,193

Loss (earnings) for the
three month period ended
September 30, 2005	(23,903)	1,888	(127)	1,761

Common stock dividends	(10,590)	—	—	—

Retained earnings at
September 30, 2005	$297,204	$118,926	$1,028	$119,954

Common stock	$33,201	$23,416	$—	$23,416
Additional paid in capital	403,822	39,549	66,144	105,693
Retained earnings	297,204	118,926	1,028	119,954
Treasury stock	(1,909)	—	—	—
Accumulated other
comprehensive loss	(17,411)	(1,898)	—	(1,898)
Total common equity at
September 30, 2005	$714,907	$179,993	$67,172	$247,165

(n)	Future registration statements filed under the 33 Act for securities subject to the Application will be filed or incorporated by reference as exhibits to the next certificate filed under rule 24; and

None

(o)	Black Hills’ rule 53 undertakings addressing:

(1)

a computation in accordance with rule 53(a) setting forth Black Hills’ “aggregate investment” in all EWGs and FUCOs, its “consolidated retained earnings,” and a calculation of the amount remaining under the Aggregate EWG/FUCO Limit as then in effect (in thousands);

Average consolidated retained earnings at September 30, 2005	$319,543

Aggregate investment in EWGs at September 30, 2005	$631,159

Aggregate EWG financing authority	1,400,000

Amount remaining under Aggregate EWG/FUCO Limit	$768,841

(2)	a breakdown showing Black Hills’ aggregate investment in each individual EWG/FUCO project under the Aggregate EWG/FUCO Limit;

Investment in EWGs at September 30, 2005

Black Hills Colorado, LLC	$180,847
Harbor Cogeneration Company, LLC	36,129
Las Vegas Cogeneration II, LLC	112,169
Black Hills Wyoming, Inc.	136,697
EIF Investors, Inc.*	5,191
Fountain Valley Power, LLC	160,126

$631,159

___________________

*EIF Investors, Inc. is a non-utility subsidiary that owns interests in EWGs.

(3)	consolidated capitalization ratio of Black Hills as of the end of that quarter, with consolidated debt to include all Short-Term Debt and non-recourse debt of all EWGs and FUCOs;

Information regarding the consolidated capitalization ratio of Black Hills as of September 30, 2005, with consolidated debt to include all Short-Term Debt and non-recourse debt of all EWGs and FUCOs is provided in response to (l) above.

(4)	the market-to-book ratio of Common Stock;

Market-to-book ratio at September 30, 2005 was 2.01.

(5)	identification of any new EWG/FUCO project under the Aggregate EWG/FUCO Limit in which Black Hills has invested or committed to invest during the preceding quarter;

None

(6)	analysis of the growth in consolidated retained earnings which segregates total earnings growth of EWGs and FUCOs from that attributable to other Subsidiaries of Black Hills (in thousands); and

Black Hills Corporation
Consolidated

Retained earnings at June 30, 2005	$331,697

Earnings (losses) for the three month period
ended September 30, 2005:

Black Hills Corporation	(6,887)

Subsidiary losses (excluding earnings from EWGs)	(32,940)*

EWG earnings	15,924

Dividends paid	(10,590)

Retained earnings at September 30, 2005	$297,204

__________________________

*	includes a $32.7 million after-tax impairment charge for the Las Vegas I power plant.

(7)	a statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

The statement of revenues and net income for each EWG for the twelve months ending September 30, 2005 is being filed in paper under cover of Form SE and confidential treatment is being requested pursuant to Rule 104(b), 17 C.F.R. § 250-104(b).

Black Hills currently has no investments in FUCOs.

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Statement to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 28, 2005	Black Hills Corporation

By: /s/ Mark T. Thies Mark T. Thies Executive Vice President and Chief Financial Officer